Ketdarina Corp.
                         2360 Corporate Circle Suite 400
                               Henderson, NV 89074


                                 April 16, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Mr. Dean Brassier

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-192874 ) of Ketdarina Corp. (the "Registrant")

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Friday, April 18, 2014, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

     The Registrant acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned at 702-879-4761 with any questions regarding this matter.

                               Very truly yours,

                               Ketdarina Corp.


                               By: /s/ Oleksandr Bezuhlyi
                                  ----------------------------------------
                               Name:  Oleksandr Bezuhlyi
                               Title: Chief Executive Officer